EXHIBIT (a)(13)

To All Employees Who Participated in the Option Exchange Program:

On May 5, 2003, the Company accepted for exchange and cancellation all options validly tendered in the Option Exchange Program. For those employees who elected to participate in the Block Trade to satisfy their withholding obligations, please be advised that UBS PaineWebber completed the Block Trade on May 6, 2003. Accordingly, you may trade the shares in your UBS PaineWebber account at your discretion beginning May 7, 2003.